

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Zhuowei Zhong
President & Chairman of the Board
JRSIS HEALTH CARE Corp
3/F Building A , De Run Yuan
No. 19 Chang Yi Road , Chang Ming Shui
Wu Gui Shan , Zhong Shan City 528458

> **Re: JRSIS HEALTH CARE Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **Form 10-K/A for Fiscal Year Ended December 31, 2022**
> **Filed July 26, 2023**
> **Response dated July 26, 2023**
> **Response dated August 31, 2023**
> **File No. 001-36758**

Dear Zhuowei Zhong:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Industrial Applications and Services

cc: Robert Brantl